Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

September 13, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

SAVITR HAS NO MATERIAL INTEREST TO SEEK HIGHER SHARE PRICE

Vancouver, BC – September 13, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) reports that the following facts verify that Savitr is clearly not motivated to obtain a higher share price:

- In the various public statements made by Savitr, they all disclose that none of the dissident nominees own any shares of Western Wind. Such public statements include Savitr’s own news releases and materials Savitr mailed out to Western Wind shareholders. Out of all of the dissident nominees, only Mr. Midler purports to control, certain shares through funds managed by Savitr Capital, LLC. These Savitr funds are located in the Cayman Islands. The number of shares Mr. Midler claims to own in his public statements is much higher than appears on the shareholders’ list. The shareholders’ list indicates that his indirect shareholdings through funds located in the Cayman Island are approximately one (1) million shares; and

- The purported shareholdings of the dissident, being the one (1) million shares held through funds located in the Cayman Islands, are completely exempt from taxation. Therefore, it is a fact that the dissident has less incentive to maximize value on a sale of the Company as its return is not impacted by tax considerations. Unlike typical Canadian and US shareholders, the dissident has 40% to play with. Canadian and US shareholders pay taxes on their earnings or capital gains from share proceeds.

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Jeff Ciachurski, CEO of Western Wind states “Mr. Midler is quite aware of the consequences to the remaining Western Wind shareholders if his slate gets elected. Savitr and the dissidents will not be able to complete any of the necessary project milestones in Yabucoa or elsewhere, which will severely diminish the sale price. If Savitr’s dissident board get elected, there is no material benefit for any of the large incumbent voting blocks to be supporting the dissident directors. The concept of a wholesale liquidation of share positions from the incumbent voting blocks remains very real, after which, Savitr will be left dealing with serious issues that it will not be able to mitigate. Western Wind is not a plug and play enterprise.”

Voting Instructions

Western Wind urges shareholders to support the current Board of Directors and the sale process currently underway. Vote only the YELLOW proxy and ensure Western Wind receives it prior to Friday, September 21, 2012 at 10:00 a.m. (Vancouver Time). Please do not vote using the dissident proxy. Western Wind’s letters to shareholders, management information circular and other proxy materials can be found on Western Wind’s website: www.westernwindenergy.com. Please check the website regularly for current information regarding the sale process and the shareholder meeting.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

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Investor Relations Contact: Lawrence Casse at AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets and the development of the Yabucoa Project. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale, and that the Company will be able to successfully develop the Yabucoa Project as anticipated or at all. Factors that may cause results to vary from anticipations include the risk that the Company is not able to successfully develop the Yabucoa Project, that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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